

January 25, 2012

<u>Via E-mail</u>
Keming Li
Principal Executive Officer and Director
Golden Oasis New Energy Group, Inc.
2112A Stonington Avenue
Hoffman Estates, IL 60169

> **Re: Golden Oasis New Energy Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2012**
> **File No. 333-175482**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Directors, Executive Officers, Promoters and Control Persons, page 20</u>

1.   We note your revised disclosure in response to prior comment 1. However, please revise to describe the nature of Keling Technology's business and to clarify how Keling Technology has ceased operations when it appears from your disclosure that they continue to make sales and "clear inventory." In addition, with a view toward disclosure, please tell us whether Keling Technology continues to offer for sale the LiFePo4 batteries that you have placed purchase orders for and plan to sell. If so, given that both entities are controlled by the same persons, please revise the appropriate section of your document to describe how sales are allocated between Keling Technology and Golden Oasis and to clarify how the time of the control persons is allocated between the two entities. Also add appropriate risk factor disclosure.

Exhibit 23.1

2.   Please ask your auditors to revise their consent to appropriately refer to all of the financial statements that were audited as stated in their opinion. Currently, the consent refers only to the related statements of loss, shareholders' equity, and statements of cash flows for the period May 10, 2010 (date of inception) through June 30, 2011 yet their opinion refers to the results of its operations, shareholders' equity, and cash flows for the year ended June 30, 2011, June 30, 2010, and the cumulative period May 10, 2010 (date of inception) through June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael T. Williams, Esq. – Williams Securities Law Firm, P.A.